Exhibit 12.1

Vantage Drilling Company

Ratio of Earnings to Fixed Charges

(In thousands, except Ratio of Earnings to Fixed Charges)

	Three Months Ended March 31, 2011	Years Ended December 31,
		2010	2009	2008	2007
Earnings (Loss)
Earnings (loss) before provision for income taxes and minority interest	$(15,745)	$(28,627)	$10,811	$(48,049)	$6,752
Fixed charges	41,962	97,052	32,343	4,033	21
Amortization of capitalized interest	625	1,712	528	66	—
Distributed income of equity investees	—	—	—	—	—
Company’s share of pre-tax losses of equity investees	—	—	—	—	—
Capitalized interest	—	(47,225)	(23,813)	(3,942)	—
Minority interest in pre-tax income of subsidiaries with no fixed charges	0	0	0	0	0

Earnings (loss) as adjusted	$26,842	$22,912	$19,870	$(47,891)	$6,773

Fixed Charges
Interest expense	$41,542	$49,827	$8,178	$56	$—
Capitalized interest	—	47,225	23,813	3,942	—
Amortization of debt financing costs	—	—	—	—	—
Portion of rental expense representative of the interest factor	420	—	353	35	21

Total fixed charges	$41,962	$97,052	$32,343	$4,033	$21

Ratio of earnings to fixed charges (a)	—	—	—	—	322.5

(a)	For the three months ended March 31, 2011, and for the years ended December 31, 2010, 2009 and 2008, earnings were not sufficient to cover fixed charges by approximately $15.1 million, $74.1 million, $12.5 million and $51.9 million, respectively. For the year ended December 31, 2007, we had earnings, as defined, of approximately $6.8 million and essentially no fixed charges.